SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-90772

SEQUOIA RESIDENTIAL FUNDING, INC. (as Depositor under the Pooling and Servicing Agreement, dated July 1, 2002, providing for the issuance of the Sequoia Mortgage Trust 8, Mortgage Pass-Through Certificates)

Sequoia Residential Funding, Inc.

(Exact name as specified in its charter)

One Belvedere Place
Suite 330
Mill Valley, CA 94941
(415) 389-7373
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)

Mortgage Pass-Through Certificates
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

     Approximate number of holders of record as of the certification or notice date:

Thirty-three (33)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Sequoia Residential Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 6, 2004	SEQUOIA RESIDENTIAL FUNDING, INC.

	By:	/s/ Harold F. Zagunis

	Name:	Harold F. Zagunis
	Title:	Chief Financial Officer, Treasurer and Secretary